Exhibit 99.4

CONSORZIO LOTTERIE NAZIONALI

CONSORZIO LOTTERIE NAZIONALI
STATEMENTS OF FINANCIAL POSITION
December 31, 2011 and 2010
(In thousands of Euro)

		December 31,
	Notes	2011	2010
		(unaudited)
ASSETS
Non-current assets
Deferred income taxes		123	141
Total non-current assets		123	141

Current Assets
Current financial assets from parent company	11-13	19,566	109,540
Other current assets		176	54
Income tax receivable		352	760
Cash and cash equivalents	3	—	331
Total current assets		20,094	110,685

TOTAL ASSETS		20,217	110,826

EQUITY AND LIABILITIES
Equity
Issued capital	4	16,000	16,000
Legal reserve		3,200	3,200
Retained earnings, including net income for the period		(183)	89,109
Total equity		19,017	108,309

Non-current liabilities
Long-term provisions	5	747	438
Total non-current liabilities		747	438

Current liabilities
Accounts payable		374	628
Current financial payables to parent company	11-13		1,355
Other current liabilities		79	96
Income taxes payables		—	—
Total current liabilities		453	2,079

TOTAL EQUITY AND LIABILITIES		20,217	110,826

CONSORZIO LOTTERIE NAZIONALI
STATEMENTS OF COMPREHENSIVE INCOME
December 31, 2011, 2010 and 2009
(In thousands of Euro)

		For the year ended
		December 31,
	Notes	2011	2010	2009
		(unaudited)
Service revenues	6	—	244,025	327,957
Other revenue		156	956	875
Total Revenue		156	244,981	328,832

Cost of tickets		—	35,238	45,628
Service costs	7	442	68,987	93,448
Depreciation, amortization and write-downs		—	3,623	4,339
Other operating costs		65	538	989
Total Costs		507	108,386	144,404

Operating Income		(351)	136,595	184,428

Financial Income	8	488	3,789	4,332
Financial Expenses	8	(9)	(8,553)	(7,658)

Net Income before income taxes	9	128	131,832	181,103

Income tax expense	9	311	42,723	57,756
Net income for the year		(183)	89,109	123,347

Other comprehensive income:
Components of other comprehensive income		—	—	—
Income tax relating to components of other comprehensive income		—	—	—

Other comprehensive income for the year, net of tax		—	—	—

Total comprehensive income for the year
		(183)	89,109	123,347

CONSORZIO LOTTERIE NAZIONALI
STATEMENTS OF CHANGES IN EQUITY
December 31, 2011, 2010 and 2009
(In thousands of Euro)

For the year ended December 31, 2011 (unaudited)	Issued Capital	Legal Reserve	Retained Earnings	Total

Balance at January 1, 2011	16,000	3,200	89,109	108,309

Net income for the year	—	—	(183)	(183)
Other comprehensive income/ (loss)	—	—	—	—
Total comprehensive income/ (loss)	—	—	(183)	(183)

Dividend distribution	—	—	(89,109)	(89,109)
Balance at December 31, 2011	16,000	3,200	(183)	19,017

For the year ended December 31, 2010	Issued Capital	Legal Reserve	Retained Earnings	Total

Balance at January 1, 2010	16,000	3,200	123,347	142,547

Net income for the year			89,109	89,109
Other comprehensive income/ (loss)	—	—	—	—
Total comprehensive income/ (loss)	—	—	89,109	89,109

Dividend distribution	—	—	(123,347)	(123,347)
Balance at December 31, 2010	16,000	3,200	89,109	108,309

For the year ended December 31, 2009	Issued Capital	Legal Reserve	Retained Earnings	Total

Balance at January 1, 2009	16,000	3,200	117,731	136,931

Net income for the year	—	—	123,347	123,347
Other comprehensive income/ (loss)	—	—	—	—
Total comprehensive income/ (loss)	—	—	123,347	123,347

Dividend distribution	—	—	(117,731)	(117,731)
Balance at December 31, 2009	16,000	3,200	123,347	142,547

CONSORZIO LOTTERIE NAZIONALI
CASH FLOW STATEMENTS
December 31, 2011, 2010 and 2009
(In thousands of Euro)

		Year ended December 31,
	Notes	2011	2010	2009
		(unaudited)
Operating activities:
Profit before income tax	9	128	131,831	181,103
Adjustments to reconcile profit before income tax to net cash flow
Depreciation		—	1,667	2,175
Intangible asset amortization		—	235	332
Interest income		—	(42)	(38)
Interest on intercompany loan	8	(488)	(698)	(1,263)
Total accrued interest income		(488)	(740)	(1,301)
Bank interest charges and commissions	8	9	24	26
Other intercompany interest expense		—	345	908
Interest expense to AAMS and other interest expense		—	121	461
Total accrued interest expense		9	490	1,395
Other non-monetary items:
Unrealized foreign exchange (gains)/losses, net		—	—	(137)
Exchange (gains)/losses, net		—	(192)	(389)
Net change in long-term provisions		309	(292)	114
Realized foreign exchange (gains)/losses, net		—	1,304	(1,498)
Income taxes paid		116	(43,857)	(60,878)
Cash flows before changes in working capital		74	90,446	120,916
Change in net working capital:
Inventories		—	5,494	(4,494)
Trade and other receivables:
Trade and other receivables		—	32,135	(3,356)
Receivables from PoS (retailers)		—	35,414	60,693
Related party receivables		—	2,764	(3,769)
Accounts payables:
Payables to AAMS		—	(49,641)	88,213
Payables to others		(315)	154	(697)
Payables to suppliers including related parties		44	37,065	(10,887)
Current income taxes		—	(40,652)	(58,349)

Deferred income taxes		—	(2,071)	593
Income taxes payables		—	(2,444)	2,106
Other tax receivables		(123)	45,247	55,599
VAT payables and taxes other than income taxes		—	—	(2,109)
Cash flows from operating activities		(320)	153,911	244,459
Investing activities:
Purchases of equipment		—	(1,656)	(1,123)
Purchases of intangible assets		—	(380)	(572)
Disposals of intangible assets		—	6	—
Interest received		—	400	511
Cash flows from investing activities		—	(1,630)	(1,184)
Financing activities
Interest paid		(9)	(466)	(1,005)
Dividends paid		(89,109)	(123,347)	(117,731)
Net change in financial receivables from/payables to parent company		89,107	(28,141)	(124,709)
Cash flows from financing activities		(11)	(151,954)	(243,445)
Net increase (decrease) in cash and cash equivalents		(331)	327	(171)
Cash and cash equivalents at the beginning of the period		331	4	175
Cash and cash equivalents at the end of the period	3	—	331	4

See Note 1 for a description of the transfer of certain asset and liability balances effective October 1, 2010 that materially impacted the financial statements as of and for year ended December 31, 2010 but that did not have a cash flow impact.

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

1.    Corporate information
Consorzio Lotterie Nazionali (hereinafter “CLN” or “the Company”) is a consortium organized under the laws of the Republic of Italy. The head office of the Company is located in Rome, Italy.

The Company’s operations are entirely in the Republic of Italy. In the month of October 2003, the Italian Ministry of Economy and Finances granted to CLN the exclusive concession to operate various traditional and instant lotteries, including “Scratch and Win” instant games. The Company’s instant and traditional lotteries are available through various vendors located throughout Italy, mainly at tobacco shops, cafès, bars, motorway restaurants and newspaper stands (collectively, “Points of Sale” or “PoS”).

The Company’s deed of association assigns to all of its equity holders specific roles in the Company’s business activities as follows:

•
Lottomatica Group S.p.A. (the parent of the Company and formerly Lottomatica S.p.A.): its role includes the design and coordination of the Company’s overall operations including management of the marketing and accounting functions, collection of wagers from Points of Sales, administration of periodic drawings, and procurement of software and hardware for Points of Sale;

•	Scientific Games International: its role includes design and production of instant lottery tickets;

•	Arianna 2001 S.p.A: its role includes serving as the secure depository and manager of the instant lottery tickets inventory;

•	Olivetti S.p.A.: its role includes responsibilities for the supply and maintenance of software and hardware of the Company;

•	Servizi Base 2001 S.p.A.: its role includes management of the instant lottery ticket distribution to the Points of Sale.

The concession granted to CLN by the Ministry entity Amministrazione Autonoma dei Monopoli di Stato (hereinafter “AAMS”) expired in the months of March and May of 2010, for traditional lotteries and instant lotteries, respectively. During August 2009, AAMS issued a tender for a new nine-year concession agreement to be effective from June 10, 2010, which was initially awarded to the Company. However, another lottery operator in the Italian market filed an order to annul the tender process, which was granted by the Regional Administrative Court (“TAR”) of Lazio. AAMS and CLN subsequently filed an appeal to the Supreme Administrative Court (Consiglio di Stato) defending the legality of the tender process and requesting an annulment of the decision by the TAR of Lazio.

In a hearing held on March 9, 2010, the Supreme Administrative Court generally accepted the appeal submitted by AAMS and CLN, but also partially accepted the decision of the TAR of Lazio by agreeing that certain laws regulating the tender process were not applicable. Accordingly, on March 30, 2010, AAMS issued a decree aimed at reopening the prior public tender for the new Scratch & Win concession requiring the bidders to submit their applications by May 10, 2010.

On May 13, 2010, AAMS officially awarded CLN as the sole license holder for the new Scratch & Win instant lotteries concession, subject to the requirement that such concession be subscribed by a new company structured as an incorporated entity, as discussed in further detail below. In order to guarantee continuity of service in the meantime, AAMS granted CLN the temporary management of the Scratch & Win instant lotteries, effective June 1, 2010 and ending no later than September 30, 2010. Given the requirements of the tender process, CLN continued its operations through the end of the third calendar quarter of 2010, while a newly established incorporated entity,

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

Lotterie Nazionali S.r.l. (“LN”), which is also a majority owned subsidiary of Lottomatica Group S.p.A. having substantially the same equity owners and management team as CLN, began managing the instant lottery concession effective October 1, 2010.

On August 5, 2010, LN and AAMS signed the new Scratch & Win instant lotteries concession agreement, effective October 1, 2010. On September 30, 2010, CLN, LN and AAMS signed an addendum to the new concession agreement aimed at regulating a smooth transition to the new entity’s operations and ensuring continuity in the service to be provided by LN. In particular, this addendum required CLN to transfer at book value, effective October 1, 2010, certain of its assets and liabilities as of August 31, 2010 to LN based on the provision of a third separate contract (also signed on September 30, 2010). Based on the accounts and balances transferred at such date, the parties determined the transfer price to be zero (i.e., total assets equaled total liabilities), but agreed to potentially adjust the transfer price before December 31, 2010 based on the results of a third party analysis and valuation (i.e., appraisal) to be conducted throughout the fourth quarter.

The final appraisal validated the net worth valuation criteria initially adopted (i.e., measuring at book value the assets and liabilities to be transferred) by confirming a transfer price of zero. The September 30, 2010 asset and liability balances that were transferred to LN effective October 1, 2010 based on the provision of the addendum to the new concession agreement included the following:

	9/30/2010		9/30/2010

Equipment, net	2,790	Accounts payable	2,709
Intangible assets, net	425	Other liabilities to AAMS	286,295
Inventories	8,124	Related parties payables	127,462
Other current assets	64	Other current liabilities	42
Receivables from PoS (retailers)	227,536
Related party receivables	9,210
Current financial assets from parent company	168,359

	416,508		416,508

The rationale for the zero transfer price resulted from the fact that such transfer was exclusively driven by regulatory and government tax requirements and was also intended to protect Italian lottery consumers’ interests by ensuring continuity in the service. This transfer was, in other words, considered a mandatory (i.e., necessary) action aimed at both regulating the transition to the new concessionaire’s operations and satisfying the new concession’s requirements and was not intended to represent a regular or recurring transfer (i.e., sale) responding to market conditions.

Although virtually all CLN’s assets, liabilities and operations were transferred to LN effective October 1, 2010, the Company was not formally liquidated on such date and still existed on December 31, 2010. However, given that the terms of the original Scratch & Win lotteries concession agreements pertaining to CLN have expired, coupled with the fact that management of the instant lotteries was successfully transitioned to LN during the fourth calendar quarter of 2010, the CLN Board of Directors proposed, on February 9, 2011, to begin formal dissolution of the Company. Such recommendation was presented to, and approved by, the Company’s equity holders in a meeting held on February 24, 2011.

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

On March 8, 2011, the Company filed to the “Registro delle imprese” the above mentioned approval to pursue an orderly liquidation, as such following all related provisions of Italian Civil Code and then returning any excess cash to the Company’s equity holders.
2.1    Basis of preparation
The Company adopted the liquidation basis of accounting effective March 8, 2011. This basis of accounting is considered appropriate when, among other things, liquidation of a company is probable and the net realizable values of assets are reasonably determinable.  Under this basis of accounting, assets are valued at their net realizable values and liabilities are stated at their estimated settlement amounts.  The conversion to the liquidation basis of accounting required management to make significant estimates and judgments to record assets at estimated net realizable values and liabilities at estimated settlement amounts.
Even though the Company is in a liquidation process, its remaining assets and liabilities have been recognized and measured assuming they will be completely recovered and discharged, respectively, in the normal course of ceasing its business. Specifically, as noted above, such dissolution is the direct result of the transfer of the Company’s business operations to a new entity under common control in accordance with regulatory and governmental requirements and accordingly, is not indicative of a distressed transaction or a liquidation that is occurring under duress.
To the contrary, given the substantial profitability experienced by the Company during the original concession agreement, management expects that the assets existing as of December 31, 2011 will be sufficient to fully settle all of the Company’s liability and equity obligations existing as of that date.
The financial statements of the Company as of December 31, 2011 and for the year then ended were approved for issuance by the Board of Directors in accordance with a resolution dated February 27, 2012.

Statement of Compliance
The financial statements of CLN have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
2.2    Changes in accounting policy

The accounting policies adopted are consistent with those of the previous financial year except as follows.

The Company has adopted the following new and amended IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations during the year effective as of January 1, 2011. Given the in-liquidation status of the Company, the adoption of these new and amended standards and interpretations did not have any effect on the financial position, performance or cash flows of the Company.

•	IAS 24 Related Party Disclosures (amendment);

•	IAS 32 Financial Instruments: Presentation (amendment);

•	IFRIC 14 Prepayments of a Minimum Funding Requirement (amendment);

•	Improvements to IFRSs (May 2010).

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

The principal effects of these changes are as follows:

IAS 24 Related Party Transactions (Amendment)
The IASB issued an amendment to IAS 24 that clarifies the definitions of a related party. The new definitions emphasise a symmetrical view of related party relationships and clarifies the circumstances in which persons and key management personnel affect related party relationships of an entity. In addition, the amendment introduces an exemption from the general related party disclosure requirements for transactions with government and entities that are controlled, jointly controlled or significantly influenced by the same government as the reporting entity. The adoption of this amendment had no impact on the financial position, performance or cash flows of the Company.

IAS 32 Financial Instruments: Presentation (Amendment)
The IASB issued an amendment that alters the definition of a financial liability in IAS 32 to enable entities to classify rights issues and certain options or warrants as equity instruments. The amendment is applicable if the rights are given pro rata to all of the existing owners of the same class of an entity’s non-derivative equity instruments, to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. The Company has concluded that the adoption of this amendment had no impact on its financial position, performance or cash flows, as CLN does not have these type of instruments.

IFRIC 14 Prepayments of a Minimum Funding Requirement (Amendment)
The amendment removes an unintended consequence when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover such requirements. The amendment permits a prepayment of future service cost by the entity to be recognized as a pension asset. The Company is not subject to minimum funding requirements in Euroland, therefore the amendment of the interpretation had no effect on the financial position, performance or cash flows of the Company.

Improvements to IFRSs
In May 2010, the IASB issued its third omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. The amendments made can result in accounting changes for presentation, recognition and measurement. The adoption of such amendments resulted in changes to accounting policies but had no effect on the financial position, performance or cash flows of the Company.

•
IFRS 3 Business Combinations (Measurement of non-controlling interest (NCI)). Specifies that the option to measure NCIs either at fair value or at the proportionate share of the acquiree’s net identifiable assets at the acquisition date under IFRS 3(2008) applies only to NCIs that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation. All other components of NCIs should be measured at their acquisition date fair value, unless another measurement basis is required by IFRSs.

•
IFRS 3 Business Combinations (Contingent consideration arising from business combination prior to adoption of IFRS 3 (as revised in 2008)). Clarifies that IAS 32 Financial Instruments: Presentation, IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures do not apply to contingent consideration that arose from business combinations whose acquisition dates preceded the application of IFRS 3(2008).

•
IFRS 3 Business Combinations (Un-replaced and voluntarily replaced share-based payment awards). Specifies that the current requirement to measure awards of the acquirer that replace acquiree share-based payment transactions in accordance with IFRS 2 at the acquisition date (‘market-based measure’) applies

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

also to share-based payment transactions of the acquiree that are not replaced. Specifies that the current requirement to allocate the market-based measure of replacement awards between the consideration transferred for the business combination and post-combination remuneration applies to all replacement awards regardless of whether the acquirer is obliged to replace the awards or does so voluntarily.

•
IFRS 7 Financial Instruments — Disclosures. Simplifies the disclosures provided by reducing the volume of disclosures around collateral held and improving disclosures by requiring qualitative information to put the quantitative information in context.

•
IAS 1 Presentation of Financial Statements. Clarifies that an entity may present an analysis of each component of other comprehensive income maybe either in the statement of changes in equity or in the notes to the financial statements.

•
IAS 27 Consolidated and Separate Financial Statements. Clarifies that the amendments made to IAS 21 The Effects of Changes in Foreign Rates, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures as a result of IAS 27(2008) should be applied prospectively (with the exception of paragraph 35 of IAS 28 and paragraph 46 of IAS 31, which should be applied retrospectively).

•
IFRIC 13 Customer Loyalty Programmes (determining the fair value of award credits). Clarifies that the ‘fair value’ of award credits should take into account the amount of discounts or incentives that would otherwise be offered to customers who have not earned award credits from an initial sale and any expected forfeitures.

•
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments IFRIC 19 clarifies that equity instruments issued to a creditor to extinguish liabilities are considerations paid in accordance with paragraph 41 of IAS 39 Financial instruments recognition and measurement. The equity instruments issued are measured at their fair value unless his cannot be reliably measured in which case they are measured at the fair value of the liability. Any gain or loss is immediately recognised in profit or loss. This interpretation is effective for periods beginning on or after July 1, 2010.

2.3    International Financial Reporting Standards to be adopted in 2012 and later

The IASB and IFRIC issued additional standards and interpretations which are effective for periods starting after the date of these financial statements and therefore have yet to be adopted by CLN, assuming the liquidation will not be completed by the time the Company will be required to prepare 2012 financial statements, as described below. Given the in-liquidation status of the Company, the adoption of these new and amended standards is not expected to have any effect on the financial position, performance or cash flows of the Company.

IAS 1 Financial Statement Presentation – Presentation of Items of Other Comprehensive Income
The amendment becomes effective for annual periods beginning on or after July 1, 2012. It changes the grouping of items presented in OCI. Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only, as such it is not expected to impact the financial position, performance or cash flows of the Company.

IAS 12 Income Taxes – Deferred tax: Recovery of Underlying Assets (Amendment)
The amendment, issued on December 20, 2010, is effective for annual periods beginning on or after January 1, 2012. It provides an exception to the general principles of IAS 12 for investment property measured using the fair value model in IAS 40, Investment Property. The adoption of this amendment is not expected to impact the financial position, performance or cash flows of the Company.

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

IAS 19 Employee Benefits (Amendment)
The amendment becomes effective for annual periods beginning on or after January 1, 2013.The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. The adoption of this amendment is not expected to impact the financial position, performance or cash flows of the Company.

IAS 27 Separate Financial Statements (as revised in 2011)
The amendment becomes effective for annual periods beginning on or after January 1, 2013. As a consequence of the new IFRS 10 and IFRS 12, what remains of IAS 27 is limited to accounting for subsidiaries, jointly controlled entities, and associates in separate financial statements. The adoption of this standard is not expected to impact the financial position, performance or cash flows of the Company.

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)
The amendment becomes effective for annual periods beginning on or after January 1, 2013. As a consequence of the new IFRS 11 and IFRS 12. IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The Company does not have investments in associates and joint ventures, as such the adoption of this standard is not expected to impact the financial position, performance or cash flows of the Company.

IFRS 7 Financial Instruments: Disclosures — Enhanced Derecognition Disclosure Requirements
The amendment becomes effective for annual periods beginning on or after July 1, 2011. It requires additional disclosure about financial assets that have been transferred but not derecognised to enable the user of the financial statements to understand the relationship with those assets that have not been derecognised and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognised assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognised assets. The amendment affects disclosure only, as such it is not expected to impact the financial position, performance or cash flows of the Company.

IFRS 9 Financial Instruments: Classification and Measurement
IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after January 1, 2013. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The completion of this project is expected over the course of 2011 or the first half of 2012. The adoption of the first phase of IFRS 9 is not expected to have an effect on the classification and measurement of the Company’s financial assets and liabilities. The Company will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

IFRS 10 Consolidated Financial Statements
This standard becomes effective for annual periods beginning on or after January 1, 2013. IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12 Consolidation—Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgement to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. The Company does not present consolidated financial statements, as such the adoption of this standard is not expected to impact the financial position, performance or cash flows of the Company.

IFRS 11 Joint Arrangements
This standard becomes effective for annual periods beginning on or after January 1, 2013. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation.

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The Company does not have JCEs, as such the adoption of this standard is not expected to impact the financial position, performance or cash flows of the Company.

IFRS 12 Disclosure of Involvement with Other Entities
This standard becomes effective for annual periods beginning on or after January 1, 2013. IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. The adoption of this standard is not expected to impact the financial position, performance or cash flows of the Company

IFRS 13 Fair Value Measurement
This standard becomes effective for annual periods beginning on or after January 1, 2013. IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The adoption of this standard is not expected to impact the financial position, performance or cash flows of the Company.

2.4    Significant accounting judgments, estimates and assumptions

The preparation of the Company's financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

Estimates and assumptions
The key assumptions concerning the future and other key sources of estimation uncertainty at the statement of financial position date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Deferred Tax Assets
Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available in the future. Significant management judgment is required to determine the amount of deferred tax assets that can be realized, based upon the likely timing and level of future taxable profits together with future tax planning strategies.

2.5    Summary of significant accounting policies

The accounting policies of the Company following its adoption of the liquidating basis of accounting conform to International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Even if the 2011 financial statements have been formally prepared on the liquidation basis of accounting, given the liquid nature of the Company’s assets and liabilities existing as of December 31, 2011 and 2010, management believes that the “in-liquidation” significant accounting policies substantially conform to those previously adopted in “pre-liquidation” for the purpose of the preparation of the financial statements as of December 31, 2010 and for the year then ended. Significant “in-liquidation” accounting policies are described below.

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

Financial assets
Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. The Company only has financial assets classified as loans and receivables and fair value through profit and loss. When financial assets are recognized initially on the trade date, they are measured at fair value, plus, in the case of investments not recognized at fair value through profit or loss, directly attributable transaction costs.

The Company determines the classification of its financial assets on initial recognition.
Trade receivables and other receivables
Trade accounts receivable are subsequently measured at amortized cost less impairment. Impairment provisions or allowances for doubtful accounts are generally recorded when there is objective evidence that the Company will not be able to collect the related receivables. Bad debts are written off when identified.

Short-term receivables are not discounted because the effect of discounting cash flows is immaterial.

Cash and cash equivalents
Cash and cash equivalents in the balance sheet are comprised of cash at banks and on hand and short-term, highly liquid investments with an original maturity of three months or less at the date of purchase.

Financial liabilities

Financial liabilities at amortized cost
All loans and borrowings and trade accounts payable are initially recognized at fair value less directly attributable transaction costs. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method. Short-term payables are not discounted because the effect of discounting cash flows is immaterial.
Provisions
Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Whenever the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

Income taxes

Current income tax
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the statement of financial position date.

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

Deferred income tax
Deferred income tax is provided using the liability method on temporary differences at the statement of financial position date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses, can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each statement of financial position date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the statement of financial position date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the statement of comprehensive income.

3.    Cash and cash equivalents

	December 31,
	2011	2010
	(unaudited)

Cash and cash equivalents	—	331

Cash and cash equivalents are stated at cost, which approximates fair value, and earn interest at market rates. The Company participates in a cash pooling agreement with an equity holder, Lottomatica Group S.p.A., pursuant to which its funds are swept daily into various cash pools managed by Lottomatica Group S.p.A. Amounts swept into the cash pools of Lottomatica Group S.p.A. are classified as “current financial assets from parent company”. For comments on related party balances and transactions, see further disclosure in Notes 10 and 12.

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

4.    Equity
On February 24, 2011, at the annual meeting, general equity holders’ declared, and the Company subsequently paid, Euro 89,109 in dividends.
The equity holders and issued capital attributed to them are as follows at December 31, 2011:

Equity holder	Percent of issued capital	Issued capital
Lottomatica Group S.p.A.	63%	10,080
Scientific Games Int.	20%	3,200
Arianna 2001 S.p.A.	15%	2,400
Olivetti S.p.A.	1%	160
Servizi Base 2001 S.p.A.	1%	160
Total	100%	16,000

5.    Long term provisions

	Legal
Balance at December 31, 2011 (unaudited)	Matters	Other	Total

Balance at January 1, 2011	438	—	438
Arising during the year	—	400	400
Utilized	(91)	—	(91)
Balance at December 31, 2011	347	400	747

	Legal
Balance at December 31, 2010	Matters	Other	Total

Balance at January 1, 2010	730	—	730
Arising during the year	—	—	—
Utilized	(292)	—	(292)
Balance at December 31, 2010	438	—	438

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

Legal matters
Provisions’ utilization relates primarily to legal fees paid in connection with the legal matters discussed in Note 12.
Other
Provision in connection with a tax authority verification notified to the Company during the FY 2011 related to the preceding fiscal years.
6     Service revenue

	December 31,
	2011	2010	2009
	(unaudited)

Instant lotteries		243,442	326,827
Traditional lotteries	—	583	1,130
	—	244,025	327,957

The Company previously operated in a highly regulated environment and sold instant and traditional lotteries though counterparties (PoS) located throughout Italy.
The Company effectively ceased operations as of September 30, 2010 upon the expiration of the extended term of the original Scratch & Win instant lotteries concession.
7. Service costs

	December 31,
	2011	2010	2009
	(unaudited)

Service costs from Lottomatica Group S.p.A.	69	46,633	66,411
Points of Sale assistance	—	17,071	21,123
Consulting fees	97	1,564	3,622
Maintenance fees	—	712	993
Advertising costs	—	695	227
Other costs	276	2,312	1,072
	442	68,987	93,448

Current year service costs are not significant and are mainly related to minor intercompany costs and consulting fees. The Company effectively ceased operations as of September 30, 2010 upon the expiration of the extended term of the original Scratch & Win instant lotteries concession.

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

For comments related to costs from the equity holder Lottomatica Group S.p.A. and other related parties with which the Company conducts business, see the related parties relationships and transactions disclosure in Note 10.

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

8. Financial income and expenses

	December 31,
	2011	2010	2009
	(unaudited)

Interest income	488	739	1,301
Forward currency contracts	—	192	536
Exchange gains	—	2,858	2,495
Financial income	488	3,789	4,332

Interest expense	9	768	1,453
Forward currency contracts	—	—	147
Factoring of trade receivables contract	—	3,623	5,198
Exchange losses	—	4,162	860
Financial expenses	9	8,553	7,658

Interest income primarily relates to cash pooling transaction with the equity holder Lottomatica as described above.

9.    Income tax

Significant components of income tax expense are as follows:

	December 31,
	2011	2010	2009
	(unaudited)
Current
National (IRES)	30	34,371	50,215
Regional (IRAP)	—	6,281	8,134
Total Current	30	40,652	58,349

Deferred
Deferred income tax recovered	18	2,235	(304)
Deferred income tax (benefit)/expense	—	—	(2)
Total Deferred	18	2,235	(306)

Other adjustments	263	(164)	(287)
Total income tax expense	311	42,723	57,756

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

The tax effects of temporary differences and carry forwards that give rise to deferred income tax assets and liabilities consist of the following:

	December 31,
	2011	2010
	(unaudited)
Deferred tax assets
Other provisions	123	141
Deferred tax liabilities
	—	—
Net deferred income tax assets	123	141

Net deferred income tax assets at December 31, 2011	123
Net deferred income tax assets at December 31, 2010	141
Deferred income tax expense debited to profit or loss	(18)

The effective income tax rate on profit before income tax differed from the Italian statutory tax rate for the following reasons:

	December 31,
	2011	2010	2009
	(unaudited)

Net income before income tax	128	131,831	181,103

Italian statutory tax rate (IRES)	27.5%	27.5%	27.5%

Theoretical provision for income taxes based on Italian statutory tax rate	35	36,254	49,803

Reconciliation of the theoretical and effective provision for income taxes:

Permanent differences
Italian local tax (IRAP)	—	5,946	7,896

Non-deductible expenses	—	408	81
Other	276	116	(24)

Total tax provision	311	42,723	57,756

Effective tax rate	243.1%	32.4%	31.9%

The temporary differences that give rise to the deferred income tax assets remaining at December 31, 2011 refer to the provisions for legal matters discussed in Note 12 that exclusively relate to the Company. Management expects that these temporary differences will be realized even if the Company’s liquidation is fully implemented

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

in 2011. This would result in the recognition of a liability for losses that will result in tax deductible amounts (i.e., deductible temporary differences) when the liability is ultimately settled (upon liquidation of the Company or when the litigation is ultimately settled).

In addition, management has determined that it is probable that sufficient taxable profit will be available in 2012 (i.e., interest income generated by the remaining balance of Current financial assets from parent company) against which the Euro 123 remaining deferred tax assets can be utilized.

10.    Geographic information
The Company previously operated geographically only in Italy.

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

11.    Related parties disclosures
Related parties relationships and transactions are reported in the table below:

	December 31,
	2011	2010
STATEMENTS OF FINANCIAL POSITION	(unaudited)

Current financial assets from parent company
Lottomatica Group S.p.A.	19,566
	19,566

Accounts payable
Lottomatica Group S.p.A.	118
GTech Corp.	—
	118

Current financial payables to parent company
Lottomatica Group S.p.A.	—
	—

	December 31,
	2011	2010	2009
STATEMENTS OF COMPREHENSIVE INCOME	(unaudited)

Cost of tickets
Scientific Games Int.		35,238	45,628
		35,238	45,628

Service costs
Lottomatica Group S.p.A.	69	46,633	66,411
Arianna 2001	—	17,483	19,152
Scientific Games Int.	—	168	1,057
Olivetti S.p.A.	—	137	228
GTech Corp.	—	27	2
	69	64,448	86,850

Financial income
Lottomatica Group S.p.A.	488	698	1,263
	488	698	1,263

Financial expenses
Lottomatica Group S.p.A.	—	345	908
	—	345	908

Current financial assets from parent company refer to the intercompany cash pooling transactions swept daily into the cash pools managed by Lottomatica.

Accounts payable and service costs to the parent company refer to the services rendered to CLN in accordance with intercompany agreements. In particular, they refer primarily to marketing and advertising, data processing, back office and cash pooling activities performed by the parent company and charged to the Company.

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

Accounts payable and service costs to the equity holder, Arianna 2001, refer to secure depository and distribution expenses.

Financial income and expenses from/to the parent company refer primarily to interest received from/charged by the equity holder Lottomatica Group S.p.A. relating to the Company’s short-term borrowing transactions with the parent company.

All the transactions with related parties, including the intragroup transactions, were executed at terms and conditions that are consistent with market rates and they refer to mutual administrative, financial and organizational services rendered. No atypical and/or unusual transactions have been recorded by the Company.

At December 31, 2011, there were no guarantees made to or received from related parties.
12.    Litigation
“LAS VEGAS” Instantaneous Lottery Petitions

Beginning in April 2006, the Company began receiving payment requests relating to the “Las Vegas” instant lottery tickets (scratch and win) for non-winning tickets.

To-date, 837 petitions and 102 requests for injunctive payments have been received by the Company. There have also been numerous requests for out-of court settlements. These claims amounted to approximately Euro 5.9 million in prize money and requested payment for non-winning tickets. The players claimed that according to their interpretation of the Game Regulations established with the Finance Ministry Decree of February 16, 2005, the amounts corresponding to the winnings indicated in the various areas of the tickets should have been paid every time cards with points from 10 to K appear, even though the regulations state that all the cards must have the same points. As a matter of fact, the players sustained that in all French card games those cards with 10 to K have the same points.

The Company considers these requests unfounded as they do not follow the Game Regulations which explicitly describe the qualifications of a winning ticket. However, in the opinion of legal counsel, other rulings might have a negative outcome based on the same information used in unfavorable rulings against the Company as noted below.

To-date, 327 rulings have been issued fully accepting the reasons represented by legal counsel assisting the Company. With regard to the unfavorable rulings, the Company instructed its legal counsel to file appeals with the Supreme Court.

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

13.    Financial instruments and financial risk management objective and policies
Fair values
Set out below is a comparison, by category, of the carrying amounts and fair values of our financial instruments.

	12/31/2011		12/31/2010
	(unaudited)
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial assets
Current financial assets from parent	19,566	19,566	109,540	109,540
Other current assets	176	176	54	54
Cash and cash equivalents	—	—	331	331
	19,742	19,742	109,925	109,925
Financial liabilities at amortised costs
Accounts payable	374	374	628	628
Current financial liabilities to parent	—	—	1,355	1,355
Other current liabilities	79	79	96	96
	453	453	2,079	2,079

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
The following methods and assumptions were used to estimate the fair values:

•
Trade and other receivables, current financial assets from parent, other current assets, cash and cash equivalents, accounts payable, current financial liabilities to parent and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

•
The Company previously executed derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs included foreign currency forward contracts. The fair value of these derivatives was calculated principally by reference to forward exchange rates for contracts with similar maturity profiles. The valuation techniques incorporated various inputs including the credit quality of the counterparty in a net liability position.

Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities
Level 2: other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

At December 31, 2011, there are no financial instruments to be valued.

Interest income and expense

The following is a breakdown of the Company’s interest income and interest expense by category for the year ended December 31:

	Interest Income			Interest Expense
	2011	2010	2009	2011	2010	2009
	(unaudited)			(unaudited)
Financial assets
Current financial assets from parent company	488	698	1,263	—	—	—
Other current financial assets	—	42	38	—	—	—
Forward currency contracts	—	192	536	—	—	—
	488	932	1,837	—	—	—
Financial liabilities at amortised costs
Current financial payables to parent company	—	—	—	—	345	908
Other current liabilities	—	—	—	—	398	519
	—	—	—	—	743	1,427
Financial liabilities
Bank overdrafts	—	—	—	9	24	26
Factoring of trade receivables contract	—	—	—	—	3,623	5,198
Forward currency contracts	—	—	—	—	—	147
	—	—	—	9	3,647	5,371

Credit risk
The Company’s credit risk is derived from cash and cash equivalents, trade and other receivables and other current assets balances. We maintain cash deposits and trade with only recognized, creditworthy third parties. We evaluate the collectability of trade accounts and sales receivables on a customer by customer basis. Trade and other receivables are reported net of allowances for doubtful accounts. Allowance for doubtful accounts is generally recorded when objective evidence exists that we will not been able to collect the receivable.
With respect to credit risk arising from financial assets of the Company, the Company’s exposure arises only from default of the counterparty, with a maximum exposure equal to the carrying amount of these balances. We manage our exposure to counterparty credit risk by dealing with major, financially sound counterparties with high-grade credit ratings and by limiting exposure to any one counterparty.
The balance of trade receivables and receivables from retailers (including related bad debt allowance provisions) at December 31, 2010 was zero as a result of the transfer of such balances to LN effective October 1, 2010 based on the provision of the addendum to the new concession agreement subscribed by CLN, LN and AAMS on

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

September 30, 2010 as described above.

The Company has no trade receivables and receivables from retailers as of December 31, 2011 and 2010, as such no ageing needs to be disclosed.
Liquidity risk
The Company participates in a cash pooling agreement with the parent company, Lottomatica Group S.p.A., pursuant to which the Company’s funds are swept daily into various cash pools managed by Lottomatica Group S.p.A. We expect to use the cash generated during the year ended December 31, 2011 and reflected in the balance Current financial assets from parent company to fund our remaining contractual obligations and satisfy our equity obligations (i.e., to reimburse the issued capital and remaining reserves to equity holders) during 2012 in conjunction with the completion of the liquidation of the Company.
The Company does not have any remaining financial liabilities, including derivatives, with maturity dates that exceed 12 months. As such, the contractual maturity dates of the Company’s remaining financial liabilities are all within one year.
The Company, since entering into the cash pooling agreement discussed above, did not enter into any lines of credit or other borrowing arrangements with banks.
Market risk
Foreign currency exchange rate risk
As a result of its operations being ceased on September 30, 2010, the Company no longer entered during 2011 into transactions relating to tickets purchased from the US equity holder Scientific Games Int., which instead affected our 2010 and 2009 financial statements with regard to movements in the USD/EUR exchange rates. When referring to our 2010 and 2009 financial statements, the primary risk inherent in our financial instruments was the market risk arising from adverse changes in foreign currency exchange rates. Historically, we managed our foreign currency exchange risk by entering into foreign currency forward contracts to reduce the exposure associated with certain liabilities denominated in USD, thereby economically hedging approximately 50% of the estimated future supply of tickets. For the majority of fiscal year 2010, the Company was totally exposed to foreign currency exchange rate fluctuations resulting from tickets purchased from Scientific Games Int. in USD as all foreign currency forward contracts matured prior to the beginning of the second fiscal quarter of 2010 to coincide with the expiration of the original concession agreement.

CONSORZIO LOTTERIE NAZIONALI
NOTES TO FINANCIAL STATEMENTS
(thousands of Euro)

The sensitivity analysis to a reasonably possible change in the USD exchange rate, in a range between +10% and -10% compared to the exchange rate as of December 31, 2011, 2010 and 2009, and the related potential effect on the net income and net equity of the Company is as follows:

	Increase/decrease in U.S. Dollar rate	Effect on net income before tax	Effect on equity

2011	10%	—	—
	(10)%	—	—

2010	10%	2,724	1,852
	(10)%	(3,324)	(2,260)

2009	10%	2,230	1,521
	(10)%	(2,726)	(1,859)

Interest rate risk
The Company does not have financing arrangements with banks since its short-term borrowing requirements are provided by Lottomatica Group S.p.A. through the cash pooling agreement previously discussed. The interest rate for the cash pooling agreement is set on a quarterly basis. Consequently, changes in market interest rates would not have a significant effect on the Company’s net income and net equity.